SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK HILLS SENGOKUYAMA MORI TOWER – 41ST FLOOR

9-10, ROPPONGI 1-CHOME

MINATO-KU, TOKYO 106-0032, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
DIRECT LINE: 81-3-5562-6214	tsaito@stblaw.com

April 4, 2014

BY EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated March 21, 2014 to Mizuho Financial Group, Inc.

Dear Mr. Vaughn:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated March 21, 2014, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2013 (the “Form 20-F”). In that letter, you asked that Mizuho respond to the comments within ten business days or advise the staff when it will respond. We respectfully advise the staff that Mizuho does not expect to be in a position to respond within the ten business day period, as it continues to work on its response. We anticipate that Mizuho will require additional time in order to respond fully to your letter and we expect to respond no later than April 11, 2014.

If you have any questions, please do not hesitate to contact, by fax (fax: +81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito

Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato